May 29, 2019

Patrick McCaney
Chief Executive Officer
Oaktree Acquisition Corp.
333 South Grand Avenue
28th Floor
Los Angeles, CA 90071

       Re: Oaktree Acquisition Corp.
           Draft Registration Statement on Form S-1
           Submitted May 2, 2019
           CIK No. 0001773751

Dear Mr. McCaney:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted May 2, 2019

Calculation of Registration Fee, page i

1. Please revise footnote (3) to track the language of Rule 416 of the Securities Act.
Corporate Information, page 11

2. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
 Patrick McCaney
Oaktree Acquisition Corp.
May 29, 2019
Page 2
Founder shares, page 19

3. We note your disclosure regarding the number of public shares needed to vote in favor of an initial business combination if submitted to a vote and all outstanding shares are voted.
         Please tell us the number of shares needed to vote in favor of the transaction if only the minimum number of shares required for a quorum vote, assuming all founder shares are voted.
Election of Directors, page 22

4. Please tell us whether you may be a controlled company under applicable exchange listing standards, and, if so, whether you will use related exemptions to governance rules under those standards.
Manner of conducting redemptions, page 30

5. Please provide us your analysis of whether you are a "foreign private issuer" as defined in
         Rule 405. Also provide us your analysis of whether you could become a foreign private issuer before you complete your initial business combination.
6. We note your disclosure on page 31 that you may provide only five days' notice of a meeting and your disclosure on page 109 that you will require shareholders to deliver their shares up to two business days before the scheduled vote. If you can therefore structure the process so that shareholders do not have the practical ability to redeem their shares, please say so clearly and with equal prominence to your statements regarding such redemptions throughout your prospectus.
Risk Factors, page 39

7. We note your disclosures beginning on page 161 regarding tax consequences that are uncertain, unclear or where there is absence of authority. Please add a risk factor to address the tax uncertainties investors will encounter by an investment in this offering.
You will not have any rights or interests..., page 43

8. Please reconcile the circumstances in which shareholders will have rights to the funds in the trust account as disclosed here and on page 23. Also, we note your disclosure that shareholders will be entitled to funds in the trust account only on the earlier to occur of the listed events; if shareholders who have rights to the funds in connection with an amendment to your articles of association would then not have rights to the funds in
FirstName LastNamePatrick McCaney
       connection with a subsequent business combination, please revise to clarify throughout
Comapany NameOaktree Acquisition Corp. redemption in connection with a business your prospectus where you refer to the combination.
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FirstName LastName
 Patrick McCaney
FirstName LastNamePatrick McCaney
Oaktree Acquisition Corp.
Comapany NameOaktree Acquisition Corp.
May 29, 2019
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If we are unable to consummate an initial business combination..., page 51

9. In an appropriate section of your prospectus, please clarify the circumstances in which you would be required to distribute the funds in the account as part of a liquidation process rather than as a function of the redemption process in your articles of association.
         Also clarify the duration of such a liquidation process.
We are not registering the Class A ordinary shares issuable upon exercise of the warrants, page
52

10. If the holders of the securities issued in your unregistered transaction can exercise warrants while holders of warrants issued in this registered offering cannot, please disclose the risk to investors in this offering of being required to hold the warrants while insiders can exercise and sell the underlying common stock. Also, if the amount that officers and directors will receive upon redemption of public warrants would be greater than the amount public shareholders receive, please clarify in a risk factor; we note the second paragraph on page 144.
We may issue..., page 56

11. We note your disclosure that you may not issue additional shares that would entitle holders to vote on an initial business combination. If you may issue additional shares that vote on proposals to change the provisions of your memorandum and articles of association, please clarify the risks to investors in this offering. Redemption of Public Shares and Liquidation If No Initial Business Combination, page 110

12. Please revise the last paragraph on page 112 to clarify whether shareholders who receive funds from the trust account in connection with liquidation could be liable for amounts greater than the amount they so received.
Principal Shareholders, page 131

13. Please revise footnote 3 to identify the natural persons with beneficial ownership over the securities held by your sponsor.
Certain Relationships and Related Party Transactions, page 133

14. Please clarify when your sponsor's right to nominate a director will expire.
Ordinary Shares, page 135

15. Please clarify your disclosure in this section regarding Class A ordinary share voting rights given your risk factor on page 52. In addition, please highlight limitations on voting rights on your prospectus cover, and address in your risk factors the anti-takeover effect of those voting provisions. In this regard, from your disclosures like on page 20
 Patrick McCaney
FirstName LastNamePatrick McCaney
Oaktree Acquisition Corp.
Comapany NameOaktree Acquisition Corp.
May 29, 2019
Page 4
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FirstName LastName
         that the shares are "convertible," it is unclear whether the shares automatically convert or could remain outstanding; please revise as appropriate.
Public Shareholders' Warrants, page 141

16. Please reconcile the exercise provisions described here with the information regarding your ability to require investors to exercise the warrants on a cashless basis if your shares are not listed on a national securities exchange as mentioned on page F-17.
Redemption of warrants for Class A ordinary shares, page 142

17. Please clarify how the warrants are treated both (1) if the issuer is the surviving corporation in a business combination and (2) if it is not. In this regard, it is unclear (1)
         whether shareholders could be issued securities of another company in connection with the redemption and (2) why the securities that could be used for the redemption will not be registered for sale as part of the initial public offering. We note for example your reference on page 107 to a transaction in which the registrant is not the surviving corporation.
18. We note your reference to a premium on page 145. Clarify how you determined that the redemption price is a "premium," and the amount of the premium. Allocation of Purchase Price and Characterization of a Unit, page 162

19. We note your disclosure that "each holder of a unit will agree to allocate the purchase price paid by such holder for such unit between the one Class A ordinary share and the one-third of one warrant based on the relative fair market value of each at the time of issuance." Please clarify how a holder will know the fair market value of the warrant at the time of issuance if the warrants do not trade separately from the units at that time.
Signatures, page II-5

20. Please include the name of the registrant at the top of the signature block.
21. Please clarify where your registration statement will be signed by your authorized representative in the United States. See Signatures Instruction 1 to Form S-1.
 Patrick McCaney
Oaktree Acquisition Corp.
May 29, 2019
Page 5

        You may contact David Burton at (202) 551-3626 or Lynn Dicker, Senior Accountant, at
(202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Geoff Kruczek, Special
Counsel, at (202) 551-3641 with any other questions.



                                                         Sincerely,
FirstName LastNamePatrick McCaney
                                                         Division of
Corporation Finance
Comapany NameOaktree Acquisition Corp.
                                                         Office of Electronics
and Machinery
May 29, 2019 Page 5
cc:       Christian O. Nagler, Esq.
FirstName LastName